UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2021

Commission File Number: 001-38836

BIOCERES CROP SOLUTIONS CORP.

(Translation of registrant’s name into English)

Ocampo 210 bis, Predio CCT, Rosario

Province of Santa Fe, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                                                                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Bioceres Crop Solutions Reports Fiscal Third Quarter 2021
Operational and Financial Results

9X Increase in Contracted HB4 Wheat Hectares YoY, Ahead of Upcoming Crop

Season in Southern Hemisphere

4X Increase in Micro-beaded Fertilizers Sales YoY

Comparable Revenues up 35% to $35.0 Million in Fiscal Third Quarter 2021

ROSARIO, Argentina – May 13, 2021 – Bioceres Crop Solutions Corp. (“Bioceres”) (NASDAQ: BIOX), a fully-integrated provider of crop productivity solutions designed to enable the transition of agriculture towards carbon neutrality, has reported its financial results for the fiscal third quarter ended March 31, 2021. Financial results are expressed in U.S. dollars and are presented in accordance with International Financial Reporting Standards. All comparisons in this announcement are year-over-year (“YoY”), unless noted otherwise.

Fiscal Third Quarter & Subsequent Financial & Operational Highlights

•	HB4 wheat on track with over 60,000 hectares already contracted for upcoming planting season, representing over 200 different growers and +550 locations. Approximately half of total hectares onboarded via beta version of digital platform.

•	HB4 soy harvest 60% completed. In late 2020, drought-tolerant HB4 soy was planted on approximately 23,000 hectares.

•	Agreement with upscale consumer brand Havanna to develop and roll out HB4 wheat-derived products with improved environmental footprint and farm-to-fork traceability.

•	Contribution of non-core GLA rights into Moolec Science in exchange for 6% ownership. Investment allows the Company to enter fast growing alternative food market and complements efforts to enable the transition of food systems towards carbon neutrality.

•	Comparable revenues up 35% to $35.0 million in third quarter of fiscal 2021. Crop nutrition expansion was the main growth catalyst for the quarter driven by a 466% growth of micro-beaded fertilizers sales. For the trailing twelve months total comparable revenues increased 12% to $177.0 million compared to the year-ago period, and Adjusted EBITDA increased 14% to $46.4 million.

•	Bioceres subsidiary Rizobacter Argentina S.A. completed a $26.0 million public offering of Series V corporate bonds in the Argentine capital market.

•	Completed transfer of stock exchange listing from the NYSE American to The Nasdaq Global Select Market. New listing enhances visibility as an Ag-Tech company focused on sustainable solutions.

ESG Initiatives:

•	We have commissioned Vigeo Eiris[1] to produce an independent opinion on the alignment of our sustainability-linked financing framework with IMCA’s SLBP 2020. The global leader in ESG assessment is of the opinion that Bioceres’ selected KPI: “Tons of CO2 equivalent cumulative savings in soy/wheat primary production systems”, results relevant, coherent and material from an environmental standpoint, as well as it reflects relevant sustainability challenges for the activities of the Company related to the Agriculture sector, mainly United Nations’ Sustainable Development Goals (“SDGs” 2 & 13), namely Zero Hunger and Climate Action. Moreover, the Framework sets Bioceres to achieve ambitious goal of 156,000+ tons of CO2 eq. cumulative savings by 2025 as HB4 soy and wheat roll out projections are met.

MANAGEMENT COMMENTARY

Mr. Federico Trucco, Bioceres Chairman & Chief Executive Officer, commented: “The positive performance of HB4 wheat varieties observed during the last crop cycle, as reported in our second quarter’s earnings call, has created excellent pre-season momentum, with contracts already in place for over 60,000 hectares, our baseline target prior to Brazil import approval. We are also progressing with HB4 soy harvest, which is currently at 60%. Resulting seed inventories for both crops should put us in a good place for a meaningful launch once China and Brazil approve HB4 in soy and wheat, respectively.”

“As we progress in developing and scaling locally adapted HB4 seeds, as well as on the regulatory front, we are also moving forward with two additional aspects aimed at maximizing this opportunity. We have onboarded close to half of HB4 Program growers via our Generation HB4 digital platform, fully automating the commercial interaction, credit scoring, contract execution and input logistics. On the downstream front, we have validated HB4’s sustainability framework and entered a first agreement with a consumer brand, Havanna, for HB4 wheat-derived products. The direct interaction with consumers leveraging on the farm-to-fork traceability of the HB4 Program and associated environmental metrics, represents a tangible example of how technology may be used towards re-building agriculture’s social license while keeping food affordable.”

Mr. Enrique Lopez Lecube, Chief Financial Officer of Bioceres, said: “On the financial front, the third quarter of 2021 experienced top-line revenue growth of 35% as our crop nutrition segment was the main growth catalyst driven by micro-beaded fertilizers sales. The combination of this and operating leverage enabled the Company to deliver improved adjusted EBITDA and margin expansion during the third quarter of fiscal 2021, positioning our financial profile into the LTM double digit growth trajectory.”

1 V.E is a global leader in ESG assessments, data, research, benchmarks and analytics. Leveraging on extensive proprietary database, they equip market players with the ESG insight needed to manage risks and better understand and address social and environmental impact. Since 2019, V.E has been an Affiliate of Moody’s Corporation. For further information please visit: vigeo-eiris.com

“In summary, I believe Bioceres is firing on all cylinders as we now have financial flexibility to execute our HB4 Program, our cost of capital has been reduced, and our financial performance is building while exploiting leverage in our model. We look forward to sharing more on our developing story at upcoming investor conferences in the coming months,” concluded Lopez Lecube.

Key Operational Metrics (Figures in millions of US dollars, unless otherwise noted)

HB4 Wheat and HB4 Soy Metrics

Operational metrics to be updated in the upcoming quarter, 4Q21, at end of HB4 soy harvest and HB4 wheat planting.

Table 1: Key Financial Metrics (Figures in millions of US dollars, unless otherwise noted)

3Q21	As Reported	% Change

Revenue by Segment	3Q20	3Q21	Reported	Comparable¹
Crop Protection	16.6	17.3	4%	(3%)
Seed and Integrated Products	4.0	3.7	(9%)	(9%)
Crop Nutrition	5.0	15.2	203%	191%
Total Revenue	25.7	36.2	41%	35%
Gross Profit	10.8	15.3	42%	45%
Gross Margin	41.9%	42.3%	41 bps	362 bps
Adjusted EBITDA	2.6	6.9	163%
Adjusted EBITDA Margin	10.2%	19.0%	881 bps
  Comparable excludes the impact of IAS29 as discussed in more detail on page 17.

Table 2: Key Financial Metrics (Figures in millions of US dollars, unless otherwise noted)

Fiscal Nine-Month Period	As Reported	% Change

Revenue by Segment	9M20	9M21	Reported	Comparable¹
Crop Protection	67.7	66.0	(3%)	(3%)
Seed and Integrated Products	23.5	24.8	6%	10%
Crop Nutrition	33.7	36.5	8%	7%
Total Revenue	124.9	127.3	2%	2%
Gross Profit	56.7	58.2	3%	5%
Gross Margin	45.4%	45.7%	35 bps	141 bps
Adjusted EBITDA	31.8	31.7	(0%)
Adjusted EBITDA Margin	25.5%	24.9%	(58 bps)
Cash & Cash Equivalents	54.3	49.2	(9%)
Net Debt to LTM EBITDA	2.30x	2.89x
LTM EBITDA	40.6	46.4	14%

  Comparable excludes the impact of IAS29 as discussed in more detail on page 17.

For a full version of Bioceres Fiscal Third Quarter 2021 Earnings Release, click here.

FISCAL THIRD QUARTER 2021 EARNINGS CONFERENCE CALL

Bioceres Chairman & Chief Executive Officer Federico Trucco, Chief Financial Officer Enrique Lopez Lecube and Head of Investor Relations Máximo Goya will host the conference call, followed by a question-and-answer session. The conference call will be accompanied by a presentation, which can be viewed during the webcast or accessed via the investor relations section of the company’s website here.

To access the call, please use the following information:

Date:	Thursday, May 13, 2021
Time:	8:30 a.m. EDT, 5:30 a.m. PDT
Toll Free dial-in number:	1-844-839-9680
Toll/International dial-in number:	1-647-689-2346
Conference ID:	2683788
Pre-Register conference call:	Click here

Please call the conference telephone number 5-10 minutes prior to the start time. An operator will register your name and organization. If you have difficulty connecting with the conference call, please contact MZ Group at +1 (949) 491-8235.

The conference call will be broadcast live and available for replay here and via the investor relations section of the company’s website here.

A replay of the call will be available until May 18, 2021 following the conference.

Toll Free Replay Number:	1-800-585-8367
International Replay Number:	1-416-621-4642
Replay ID:	2683788

About Bioceres Crop Solutions Corp.

Bioceres Crop Solutions Corp. (NASDAQ: BIOX) is a fully integrated global provider of crop productivity technologies designed to enable the transition of agriculture towards carbon neutrality. The Company's solutions create economic incentives for farmers and other stakeholders to adopt environmentally friendlier production practices. The Company has a unique biotech platform with high-impact, patented technologies for seeds and microbial ag-inputs, as well as next generation crop nutrition and protection solutions. Through its HB4 program, the Company is bringing digital solutions to support growers' decisions and provide end-to-end traceability for production outputs. For more information, click here.

Contacts

Investor Relations Contact:
Chris Tyson

Executive Vice President

MZ Group – MZ North America
(949) 491-8235

BIOX@mzgroup.us
www.mzgroup.us

Bioceres Crop Solutions

Máximo Goya, Head of Investor Relations
+54-341-4861100
maximo.goya@biocerescrops.com

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include estimated financial information and, among others, statements related to the expected or potential impact of the novel coronavirus (COVID-19) pandemic, and the related responses by governments, clients and the Company, on our business, financial condition, liquidity position and results of operations, and any such forward-looking statements, whether concerning the COVID-19 pandemic or otherwise, involve risks, assumptions and uncertainties. These forward-looking statements include, but are not limited to, whether (i) the health and safety measures implemented to safeguard employees and assure business continuity will be successful, (ii) the uncertainty related to COVID-19 in the farming community will be short lived, and (iii) we will be able to coordinate efforts to ramp up inventories. Such forward-looking statements are based on management’s reasonable current assumptions, expectations, plans and forecasts regarding the Company’s current or future results and future business and economic conditions more generally. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievement of the Company to be materially different from any future results expressed or implied by such forward-looking statements, and there can be no assurance that actual results will not differ materially from management’s expectations or could affect the Company’s ability to achieve its strategic goals, including the uncertainties relating to the impact of COVID-19 on the Company’s business, operations, liquidity and financial results and the other factors that are described in the sections entitled “Risk Factors” in the Company's Securities and Exchange Commission filings updated from time to time. The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Therefore, you should not rely on any of these forward-looking statements as predictions of future events. All forward-looking statements contained in this release are qualified in their entirety by this cautionary statement. Forward-looking statements speak only as of the date they are or were made, and the Company does not intend to update or otherwise revise the forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events, except as required by law.

Unaudited Consolidated Statement of Comprehensive Income

(Figures in US dollars)

	Three-month period ended 03/31/2021	Three-month period ended 03/31/2020	Nine-month period ended 03/31/2021	Nine-month period ended 03/31/2020
Total revenue Cost of sales	36,221,113 (20,901,909)	25,672,412 (14,920,088)	127,315,064 (69,088,393)	124,918,358 (68,227,890)
Gross profit % Gross profit	15,319,204 42%	10,752,324 42%	58,226,671 46%	56,690,468 45%
Operating expenses Share of profit of JV Other income or expenses, net	(11,656,378) 906,241 205,127	(9,953,025) (132,080) (22,098)	(35,107,369) 1,211,928 345,449	(31,262,696) 1,166,425 (203,664)
Operating profit	4,774,194	645,121	24,676,679	26,390,533
Finance result	(5,008,001)	(4,584,952)	(23,640,337)	(24,453,628)
Profit / (loss) before income tax	(233,807)	(3,939,831)	1,036,342	1,936,905
Income tax	(390,710)	366,382	(6,232,163)	(838,273)
Profit / (loss) for the period	(624,517)	(3,573,449)	(5,195,821)	1,098,632
Other comprehensive income / (loss)	1,911,937	(56,919)	2,707,064	(7,623,444)
Total comprehensive profit / (loss)	1,287,420	(3,630,368)	(2,488,757)	(6,524,812)
Profit / (loss) for the period attributable to:
Equity holders of the parent Non-controlling interests	(1,180,484) 555,967	(3,120,733) (452,716)	(7,503,849) 2,308,028	1,143,771 (45,139)
	(624,517)	(3,573,449)	(5,195,821)	1,098,632
Total comprehensive profit / (loss) attributable to:
Equity holders of the parent Non-controlling interests	510,325 777,095	(3,170,432) (459,936)	(5,278,946) 2,790,189	(5,597,750) (927,062)
	1,287,420	(3,630,368)	(2,488,757)	(6,524,812)

Unaudited Consolidated Statement of Financial Position

(Figures in US dollars)

ASSETS	03/31/2021	06/30/2020
CURRENT ASSETS
Cash and cash equivalents	16,784,080	27,159,421
Other financial assets	32,415,344	28,799,833
Trade receivables	80,412,576	73,546,633
Other receivables	7,855,945	4,770,672
Income and minimum presumed income taxes recoverable	167,745	112,220
Inventories	39,058,808	29,338,548
Biological assets	17,101,794	965,728
Total current assets	193,796,292	164,693,055
NON-CURRENT ASSETS
Other financial assets	333,969	322,703
Trade receivables	831,581	-
Other receivables	2,169,173	1,703,573
Income and minimum presumed income taxes recoverable	10,288	6,029
Deferred tax assets	2,776,265	2,693,195
Investments in joint ventures and associates	29,287,990	24,652,792
Property, plant and equipment	42,845,194	41,515,106
Intangible assets	61,093,033	35,333,464
Goodwill	26,480,645	25,526,855
Right-of-use leased asset	1,080,939	1,114,597
Total non-current assets	166,909,077	132,868,314
Total assets	360,705,369	297,561,369

LIABILITIES	03/31/2021	06/30/2020
CURRENT LIABILITIES
Trade and other payables	60,402,061	57,289,862
Borrowings	85,415,020	63,721,735
Employee benefits and social security	3,622,544	4,510,592
Deferred revenue and advances from customers	1,388,479	2,865,437
Income tax payable	5,049,721	1,556,715
Government grants	1,302	1,270
Consideration for acquisition of assets	200,000	-
Lease liability	507,434	665,098
Total current liabilities	156,586,561	130,610,709
NON-CURRENT LIABILITIES
Trade and other payables	452,654	452,654
Borrowings	50,740,811	41,226,610
Employee benefits and social security	-	534,038
Government grants	-	2,335
Investments in joint ventures and associates	1,266,645	1,548,829
Deferred tax liabilities	17,630,027	16,858,125
Provisions	377,900	417,396
Consideration for acquisition of assets	7,637,972	-
Warrants	-	1,686,643
Convertible notes	47,197,434	43,029,834
Lease liability	428,304	444,714
Total non-current liabilities	125,731,747	106,201,178
Total liabilities	282,318,308	236,811,887
EQUITY
Equity attributable to owners of the parent	61,026,785	46,179,395
Non-controlling interests	17,360,276	14,570,087
Total equity	78,387,061	60,749,482
Total equity and liabilities	360,705,369	297,561,369

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOCERES CROP SOLUTIONS CORP.
(Registrant)

Dated: May 13, 2021	By:	By:	/s/ Federico Trucco
		Name:	Federico Trucco
		Title:	Chief Executive Officer